UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

[ ] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q    [ ] Form 10-D    [ ] Form N-SAR

[ ] Form N-CSR

For Period Ended:  June 30, 2011

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  __________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not applicable

PART I - REGISTRANT INFORMATION

Bitzio, Inc.

Full Name of Registrant

Former Name if Applicable

548 Market Street, Suite 18224

Address of Principal Executive Office (Street and Number)

San Francisco, California, 94104

City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

|     (a)

The reason described in reasonable detail in Part III of this form could not be eliminated without

|

unreasonable effort or expense;

|     (b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form

|

11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth

[X]

|

calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q or

|

subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth

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calendar day following the prescribed due date; and

|     (c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if

|

applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is in the process of compiling information for the quarter ended June 30, 2011 for its Quarterly Report on Form 10-Q and submitting such information to its independent accountants for review, which review has not yet been completed.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Gordon C. McDougall, CEO

(604) 313-9344

(Name)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

[X] Yes     [  ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes      [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bitzio, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 15, 2011

/s/ Gordon C. McDougall

Gordon C. McDougall, CEO

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).